UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Plan A Transaction

On December 31, 2025, Diginex Limited (“Diginex” or the “Purchaser”) signed a definitive share purchase and transfer agreement (the “SPTA”) with the 19 shareholders (individually a “Seller” and collectively the “Sellers”) of PlanA.earth GmbH (“Plan A”) to acquire Plan A, one of Europe’s leading AI-powered carbon accounting and decarbonization platforms. The SPTA provides that Diginex will deliver to the Sellers of Plan A €3 million in cash and 6,720,317 shares of Diginex’s ordinary shares valued at €52 million in exchange for 100% of the equity of Plan A (the “Acquisition”). A copy of the SPTA is attached hereto as Exhibit 10.1. Capitalized terms used herein that are not defined shall have the meaning ascribed to them in the SPTA.

This Acquisition combines Diginex’s award-winning ESG reporting capabilities, spanning 19 global frameworks, with Plan A’s award-winning carbon accounting and decarbonization technology. Following the completion of the acquisition, Diginex expects to offer a scaled, integrated sustainability platform designed to link regulatory reporting, value-chain emissions, and decarbonization strategy. We believe the combined platform reframes decarbonization as a measurable driver of financial return, supported by comprehensive value-chain and Scope 3 assessments.

Plan A is Europe’s leading Greentech provider, offering an AI-powered platform that automates carbon accounting and ESG reporting for over 260 clients globally. By streamlining the collection of Scope 1, 2, and 3 emissions data, the company enables organizations and their entire value chains to move beyond simple tracking toward science-based decarbonization and measurable return on investment. Certified by TÜV Rheinland and recognized as a B Corp, Plan A combines rigorous scientific methodology with advanced technology to help enterprises navigate complex regulatory frameworks, ensuring they reach net-zero goals with transparency and accuracy.

Consideration

Pursuant to the SPTA, Diginex will deliver to the Sellers of Plan A €3 million in cash (the “Cash Purchase Price”) and 6,720,317 Diginex ordinary shares valued at €52 million in exchange for 100% of the equity of Plan A (the “Consideration Shares” and collectively with the Cash Purchase Price the “Total Purchase Price”).

The Consideration Shares shall be subject to a lock-up (the “Lock-Up Period”) as follows: (a) 25% released at 6 months after the Closing Date; (b) a further 25% released at 9 months after the Closing Date; (c) a further 25% released at 12 months after the Closing Date; and (d) the remaining 25% released at 15 months after the Closing Date.

In addition to the Total Purchase Price and subject to the achievement of the following financial targets set forth below, the Sellers shall be entitled to a performance related earn out payment for fiscal years 2026 and 2027 (“Earn-Out”).

An amount of €10 million (the “ARR Max EO Amount 2026”) shall be payable in ordinary shares in the Purchaser, if the fully paid annualized value of recurring revenue of Plan A (the “Paid ARR”) in the twelve months period ending on 31 March 2027 (the “FY 2026”) amounts to or exceeds €11.3 million (the “ARR Target 2026”). Twenty percent of any excess Paid ARR in FY 2026 shall be counted towards the ARR Target 2027 (the “excess FY 2026 ARR”), as defined below.

An amount of €15 million (the “ARR Target 2027”) shall be payable in ordinary shares in the Purchaser, if the Paid ARR in the twelve months period ending on 31 March 2028 (the “FY 2027” and together with excess FY 2026 ARR) amounts to or exceeds €17 million.

In case 75% or more (but less than 100%) of the ARR Target 2026 or the ARR Target 2027 is achieved in the respective twelve months period, the respective Earn-Out is payable pro rata (the respective payable Earn-Out amount each an “Earn-Out Amount”). For example, if in FY 2026 the Paid ARR amounts to EUR 8,475,000 (i.e. an amount of 75% of the ARR Target 2026) an Earn-Out for FY 2026 of EUR 7,500,000 (i.e. 75% of the ARR Max EO Amount 2026) is payable in ordinary shares of the Purchaser.

The aggregate Earn-Out shall in no event exceed an amount of EUR 25,000,000. In case of an overachievement of the ARR Target 2027, the excess ARR above the ARR Target 2027 may be counted towards the ARR Target 2026, if necessary, but no excess ARR will be applied to subsequent years.

The Closing

The Parties have agreed that the closing of the Acquisition shall occur as soon as practicable after fulfilment of all conditions precedent (the “Closing Date”). On the Closing Date, the Parties agree that the following closing actions shall be performed in the following order of priority (the “Closing Actions”):

(a) Plan A has provided written confirmation to the Purchaser that the authorized capital 2025/I of Plan A in the current amount of EUR 370 has not been utilized until the Closing Date;

(b) The Joint Representative shall deliver to the Purchaser a copy of the duly executed ISHA Termination Agreement;

(c) Each of the Sellers who is entitled to nominate or appoint a member of the advisory board of Plan A shall provide the duly signed resignation letters from the relevant member of the advisory board of Plan A, confirming (a) their resignation effective as of the Closing Date and (b) that they have no outstanding claims or rights against Plan A in their capacity as member of the advisory board.

(d) Plan A shall provide a confirmation to the Purchaser that no Leakage other than Permitted Leakage occurred since the Effective Date until the Closing Date.

(e) Mau Dana UG (haftungsbeschränkt) (“Seller 1”) and Bonnisseau Zukunft UG (haftungsbeschränkt) (“Seller 2”) shall in accordance with Section 10.6.7 deliver to the Purchaser a disclosure statement substantially in the form as attached hereto as Annex 8.3(e) (“Bring Down Statement “) with respect to the Sellers` Representations given by Seller 1 and Seller 2 also as of the Closing Date (“Bring Down Representations “) as well as claims pursuant to Section 11.

(f) The Purchaser pays the Cash Purchase Price to the Escrow Account.

(g) The Purchaser shall deliver evidence of shares in book-entry form for the Stock Purchase Price to the Sellers by delivering a statement of the transfer agent confirming the issuance of the Consideration Shares to each Seller.

The Sellers (jointly) and the Purchaser may jointly waive the fulfillment of any of the Closing Actions.

Representations and Warranties

In the SPTA, the Seller makes certain representations and warranties relating to, among other things: (a) authority and capacity to enter into the SPTA; (b) Plan A is duly and legally incorporated and organized, its shares have been validly issued and fully paid; Plan A has no subsidiaries and there are no outstanding options, warrants or rights; (c) the capitalization of Plan A and that Sellers are the owners of the authorized securities of Plan A; (d) other than as disclosed Plan A has not entered into any related party arrangements or agreements or interested party transactions; (e) financial condition and financial statements; (f) taxes; (g) assets; (h) employee benefits and labor matters; (i) material agreements; (j) title to properties; (k) intellectual property; (l) information technology; (m) data protection; (o) insurance; (p) applicable laws; (q) disputes and litigation; (r) that the Consideration Shares will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, and that the Consideration Shares, when issued, will bear a restrictive legend providing that the Consideration Shares have not been registered under the Securities Act of 1933, as amended.

Diginex also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) insolvency, (c) capacity, power and authority to perform its obligations under the SPTA; (d) due execution and delivery of the SPTA; (e) consents and non-contravention, (f) other than as disclosed no litigation pending or threatened, (g) is not controlled by a Person that is the target of any sanctions is not located or organized in a country or territory that is, or whose government is a Sanctioned Country, (h) when issued the Consideration Shares will be validly issued and fully paid; and (i) no knowledge of a breach of the SPTA.

Conduct Prior to Closing; Covenants Pending Closing

Sellers have agreed to operate Plan A’s business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

Conditions to Closing

The Sellers’ and the Purchaser’s obligation to consummate this Acquisition is subject to the satisfaction (or waiver by the Parties) of each of the Closing Actions set forth above.

Post-Closing Undertakings and Obligations

Management Incentive Programs

1.	Retention Pool at the level of the Purchaser

The Purchaser shall implement a EUR 3,000,000 restricted share unit retention pool (the “Incentive Shares”) at the level of the Purchaser for key personnel and employees of the Diginex companies. The Incentive Shares shall be issued at a price of US$ 9.10. The Euro/US dollar exchange rate shall be 0.8503.

2.	Profit Participation Rights at the level of Plan A

Plan A has set up a profit participation rights program (the “PPR Plan”) pursuant to which Plan A has granted profit participation rights to the beneficiaries (the “PPR Beneficiaries”) as set forth in Annex 7.2(i) next to each PPR Beneficiary. Pursuant to the terms and conditions of the Existing ISHA and PPR Plan, the PPR Beneficiaries will not be entitled to payments as of Closing but might be entitled to a payment in case of a certain amount of the Earn-Out is payable. Therefore, the Parties envisage cancelling the program and the profit participation rights of the PPR Beneficiaries until the Closing Date against cash settlement with the PPR Beneficiaries. The Sellers agree that Plan A cancels the profit participation rights plan enters with PPR Beneficiaries into consent and waiver letters (“PPR Letters”) in which PPR Beneficiaries waive any claims they may have against Plan A under the PPR against settlement in cash substantially in the forms as attached hereto as Annex 7.2(ii) and the Sellers shall vote in favour of such cancellation, to the extent a shareholders’ resolution should be required or requested in this regard.

3.	Virtual Option Program at the level of Plan A

Plan A has set up a virtual option plan for the Company (the “VSOP”) pursuant to which Plan A granted virtual options to certain beneficiaries (the “VSOP Beneficiaries”) as set forth in Annex 7.2(i) next to each VSOP Beneficiary. Pursuant to the terms and conditions of the Existing ISHA and the VSOP, the VSOP Beneficiaries will not be entitled to payments as of Closing but might be entitled to a payment in case a certain amount of Earn-Out is payable. Therefore, the Parties envisage cancelling the program and virtual options of the VSOP Beneficiaries until the Closing Date against cash settlement with the VSOP Beneficiaries. The Sellers agree that Plan A cancels the VSOP program and enters with VSOP Beneficiaries into consent and waiver letters (“VSOP Letters”) in which they waive any claims they may have against Plan A under the VSOP against settlement in cash.

Registration Rights

The Purchaser shall file a registration statement on Form F-1 (the “Registration Statement”) with the United States Securities and Exchange Commission (“SEC”) to register the resale of the Consideration Shares as soon as reasonably practical following the Closing, subject to delivery of the completed questionnaires from each of the Sellers, with the Parties aiming that such filing should be done within 90 days after receipt by the Purchaser of the completed Questionnaires, and shall provide the Sellers with a copy of the Registration Statement within five (5) Business Days from the date of filing the Registration Statement with the SEC.

The foregoing description of the SPTA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual SPTA, a copy of which is attached hereto as Exhibit 10.1, and incorporated herein by reference. On January 7, 2026, Diginex issued a press release disclosing the signing of the SPTA.

On January 14, 2026, the Parties closed the acquisition contemplated by the SPTA. In exchange for 100% of the outstanding equity of Plan A, Diginex delivered to the Sellers of Plan A the Cash Purchase Price and the Consideration Shares in accordance with the terms of the SPTA. On January 14, 2026, Diginex issued a press release disclosing Diginex’s acquisition of Plan A and the closing of the transaction contemplated by the SPTA.

On January 7, 2026, Diginex issued a press release announcing the execution of the SPTA (the “Jan 7th Press Release”). A copy of the Jan 7th Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 14, 2026, Diginex issued a press release announcing the closing of Diginex’s acquisition of Plan A (the “Jan 14th Press Release”). A copy of the Jan 14th Press Release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Transfer Agreement, dated December 31, 2025 between Diginex Limited and the Sellers
99.1	Diginex Limited Press Release dated January 7, 2026.
99.2	Diginex Limited Press Release dated January 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: February 3, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)